United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Fluence Energy, Inc.

(Name of Issuer)

Class A common stock, $0.00001 par value

(Title of Class of Securities)

34379V103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34379V103	Schedule 13G

1	Names of Reporting Persons The AES Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 58,586,695
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 58,586,695
9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,586,695
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 52.0%(1)
12	Type of Reporting Person CO

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The common stock held by the Reporting Persons represents 34.2% of the total common stock of the Issuer outstanding, based on 54,143,275 shares of Class A Common Stock and 117,173,390 shares of Class B-1 Common Stock of the Issuer outstanding as of December 13, 2021.

CUSIP No. 34379V103	Schedule 13G

1	Names of Reporting Persons AES Grid Stability, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 58,586,695
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 58,586,695
9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,586,695
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 52.0%(1)
12	Type of Reporting Person OO

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The common stock held by the Reporting Persons represents 34.2% of the total common stock of the Issuer outstanding, based on 54,143,275 shares of Class A Common Stock and 117,173,390 shares of Class B-1 Common Stock of the Issuer outstanding as of December 13, 2021

CUSIP No. 34379V103	Schedule 13G

ITEM 1. (a)	Name of Issuer:

Fluence Energy, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4601 Fairfax Drive, Suite 600
Arlington, Virginia 22203

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of AES Grid Stability, LLC and The AES Corporation.

(b)	Address or Principal Business Office:

The business address of each of The AES Corporation and AES Grid Stability, LLC is 4300 Wilson Blvd, 11th Floor, Arlington, Virginia, 22201.

(c)	Citizenship of each Reporting Person is:

The AES Corporation and AES Grid Stability, LLC are organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A common stock, $0.00001 par value (“Class A Common Stock”).

(e)	CUSIP Number:

34379V103

ITEM 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	Ownership.

(a) Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 58,586,695 shares of the Issuer’s Class A Common Stock, consisting of shares of Class A Common Stock issuable on a one-for-one basis upon redemption of common units of Fluence Energy LLC (“Fluence Units”) and an equal number of shares of Class B-1 common stock, par value $.00001 per share of the Issuer (the “Class B-1 Common Stock”). Such common stock represents 34.2% of the total common stock of the Issuer outstanding, based on 54,143,275 shares of Class A Common Stock and 117,173,390 shares of Class B-1 Common Stock of the Issuer outstanding as of December 13, 2021, as reflected in the Issuer’s annual report on Form 10-K, which was filed with the Securities and Exchange Commission on December 14, 2021. The common stock held by the Reporting Persons represents approximately 52.0% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”) based on 54,143,275 shares of Class A Common Stock of the Issuer outstanding as of December 13, 2021, as reflected in the Issuer’s annual report on Form 10-K, which was filed with the Securities and Exchange Commission on December 14, 2021, plus the 58,586,695 shares of Class A Common Stock that may be received by AES Grid Stability, LLC upon redemption of the Fluence Units and shares of Class B-1 Common Stock of the Issuer that it holds.

The Fluence Units represent limited liability company units of Fluence Energy LLC and an equal number of paired shares of Class B-1 Common Stock, which, pursuant to the limited liability company agreement of Fluence Energy LLC, are together redeemable by the holder on a one-for-one basis, at the option of the Issuer into (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, Fluence Energy LLC will cancel and retire for no consideration the redeemed shares of Class B-1 Common Stock. Shares of Class B-1 Common Stock of the Issuer have no economic rights and each share of Class B-1 Common Stock entitles its holder to 5 votes per share.

AES Grid Stability, LLC is the record holder of the Fluence Units. The AES Corporation is the indirect parent of AES Grid Stability, LLC and may be deemed to share beneficial ownership of the shares held of record by AES Grid Stability, LLC.

Certain of the Reporting Persons, Siemens Industry, Inc., Siemens AG, and Qatar Holding LLC (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of such other Stockholders, as of December 31, 2021, such a “group” would be deemed to beneficially own an aggregate of 135,666,665 shares of Class A Common Stock (assuming Class B converts), or 79.2% of the Class A Common Stock of the Issuer. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Item 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Item 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Item 4(a) above.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

See Item 4(a) above.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

THE AES CORPORATION

By:	/s/ Jennifer Gillcrist
Name:	Jennifer Gillcrist
Title:	Assistant Secretary

AES GRID STABILITY, LLC

By:	/s/ Pablo Fekete
Name:	Pablo Fekete
Title:	Secretary

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement.